FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 10, 2012

FAIRFAX CLOSES CUNNINGHAM LINDSEY TRANSACTION
(Note:  All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the closing of the previously announced disposition of its interest in Cunningham Lindsey Group Limited for proceeds of approximately $270 million.  Fairfax’s interest in Cunningham Lindsey was carried in its financial statements at approximately $110 million.  Fairfax has re-invested approximately $34 million of the closing proceeds into shares of Cunningham Lindsey in order to retain an equity interest in the company of approximately 9%.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations, at (416) 367-4941

                     FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946